Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

February 22, 2024

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Tracie Mariner

Re:	Aditxt, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 12, 2024 File No. 333-276588

Dear Ms. Mariner:

This letter sets forth the response of Aditxt, Inc., a Delaware corporation (the “Company”), to the comment received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 15, 2024 concerning Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-276588) filed with the Commission on February 12, 2024 (the “Registration Statement”).

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary

Recent Developments

Merger Agreement with Evofem Biosciences, Inc.

1.	We have read your response to prior comment 1 in which you indicate that the conditions to close outlined in your letter, as well as the termination clauses and the impending loan to Evofem, deem the merger to not be probable at this time. However, we note your disclosure in Item 9.01 of the Form 8-K filed on December 12, 2023 stating that, in accordance with the Item, you would file financial statements and pro forma financial information, with respect to the transaction, by amendment to the Form 8-K not later than 71 calendar days after the date the Form 8-K is required to be filed. Based on the status of your merger activities to date and your disclosure in the 8-K, please provide us with additional details as to why you do not believe the merger is probable at this time.

Response:

The Company respectfully submits that it did not deem the Evofem merger to be probable at the time of filing of its Form 8-K on December 12, 2023 nor does it presently deem the Evofem merger to be probable. While a definitive agreement merger agreement was entered into with Evofem on December 11, 2023 (the “Merger Agreement”), there are significant conditions to closing, many of which are outside of the Company’s control, that need to be satisfied, before the Company would consider closing to be probable. These conditions include the following:

Conversion of Evofem Preferred Stock

•	All preferred stock of Evofem (other than the Evofem Series E-1 Preferred Stock) is required to be converted to common stock of Evofem;

•	The holders of such preferred stock of Evofem are entitled to certain rights upon a change of control transaction, including but not limited to a redemption right;

•	The Company can provide no assurance that all holders will elect to convert such preferred stock.

Agreement of Evofem Warrant Holders

•	Evofem is required to (i) obtain agreements from all holders of its warrants which provide: (a) waivers with respect to any fundamental transaction, change in control or other similar rights that such warrant holder may have under any such Evofem warrants, and (b) an agreement to such Evofem warrants to exchange such warrants for preferred stock; or (ii) cash out any warrant holders that have not agreed to the foregoing;

•	The Company can provide no assurance that Evofem will be successful in obtaining the agreement of its warrant holders or that they will have sufficient funds to cash out any remaining warrant holders;

Waivers from Evofem Convertible Noteholders

•	Evofem shall have obtained waivers from the holders of the convertible notes of Evofem (the “Evofem Convertible Notes”) with respect to any fundamental transaction rights that such holder may have under the Evofem Convertible Notes, including any right to vote, consent, or otherwise approve or veto any of the transactions contemplated under the Merger Agreement;

•	The Company can provide no assurance that Evofem will be successful in securing such waivers;

Exchange of Evofem Convertible Notes and Purchase Rights

•	the Company shall have obtained agreements with the holders of certain securities of Evofem, including Convertible Notes and purchase rights, to exchange such securities with an aggregate value of approximately $86.1 million, for not more than an aggregate (for all holders of Evofem Convertible Notes) of 86,153 shares of Company Preferred Stock;

•	On December 26, 2023, the Company entered into an exchange agreement with certain of such holders pursuant to which such holders exchanged Evofem securities with an aggregate stated value of approximately $22.3 for 22,280 shares of Company Preferred Stock;

•	The Company can provide no assurance that it will be successful in reaching an agreement with the remaining holders of such securities, with an aggregate stated value of approximately $63.9 million, for Company Preferred Stock;

Loan to Evofem

•	Pursuant to the Merger Agreement, Evofem had a right to terminate the Merger Agreement in the event that the Company had not made a loan to Evofem of no less than $3 million prior to January 31, 2024 (the “Parent Loan”);

•	On January 30, 2024, the Company and Evofem entered into an amendment to the Merger Agreement to amend (i) the date of the Parent Loan (as defined in the Merger Agreement) to Evofem to be February 29, 2024, (ii) to change the date by which Evofem may terminate the Merger Agreement for failure to receive the Parent Loan to be February 29, 2024, and (iii) to change the filing date for the Joint Proxy Statement (as defined in the Merger Agreement) to April 1, 2024;

•	As of the date hereof, the Company does not have sufficient funds to make the Parent Loan and can provide no assurance that it will be successful in securing such funding to make the Parent Loan on or prior to February 29, 2024. In the event that the Company is unable to make the Parent Loan on or before February 29, 2024, Evofem may terminate the Merger Agreement.

In addition to the foregoing, in connection with the Merger Agreement, the Company entered into an assignment agreement with the holders (the “Holders”) of certain senior secured indebtedness of Evofem, pursuant to which the Holders assigned the Notes to the Company in consideration for the issuance by the Company of (i) an aggregate principal amount of $5.0 million in secured notes of the Company due on January 2, 2024 (the “January 2024 Secured Notes”), (ii) an aggregate principal amount of $8.0 million in secured notes of the Company due on September 30, 2024 (the “September 2024 Secured Notes”), (iii) an aggregate principal amount of $5.0 million in ten-year unsecured notes, and (iv) payment of $154,480 in respect of net sales of Phexxi in respect of the calendar quarter ended September 30, 2023.

The Company and the Holders have entered into a series of amendments to the January 2024 Secured Notes and the September 2024 Secured Notes, pursuant to which, among other things, the maturity date of the January 2024 Notes was extended to February 29, 2024 in consideration of a principal payment in the aggregate amount of $1.25 million on the January 2024 Secured Notes no later than February 9, 2024 (the “Additional Consideration”) and in increase in the aggregate principal balance of $300,000 on the September 2024 Secured Notes. The Company failed to make the Additional Consideration Payment by February 9, 2024 and is now in default on the January 2024 Secured Notes and the September 2024 Secured Notes. Although the Company is in ongoing negotiations with the Holders, it can provide no assurance that it will reach an amicable resolution of such default with the Holders. The Holders may, at any time, exercise all rights and remedies available to them under the January 2024 Secured Notes and the September 2024 Secured Notes, which could have a material adverse effect on the Company’s liquidity, financial condition and results of operations and may prevent the Company from consummating the transactions contemplated by the Merger Agreement.

With respect to the Company’s disclosure in Item 9.01 of the Form 8-K filed on December 12, 2023, the Company is filing an amendment to such Form 8-K concurrently herewith removing the references to financial statements and pro forma financial information.

If you have any questions relating to any of the foregoing, please contact Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP at (212) 896-0610.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid
Sheppard, Mullin, Richter & Hampton LLP
cc: Amro Albanna, CEO

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